

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda



Press Release

www.jardines.com

To: Business Editor

28th February 2005
For immediate release

Jardine Lloyd Thompson Group plc
Preliminary Results for the Year Ended 31st December 2004 (Unaudited)

The following press release was issued today by the Company's 32%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

GolinHarris
Kennes Young (852) 2501 7987

Issued by: Jardine Matheson Limited

28th February 2005

JARDINE LLOYD THOMPSON GROUP plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31st DECEMBER 2004 (UNAUDITED)

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces preliminary results for the year ended 31st December 2004.

Financial Summary

- **Turnover £468.1 million (2003: £429.0 million)**
- **Trading profit* £84.4 million (2003: £92.7 million)**
- **Profit before tax, exceptional items and goodwill amortisation £99.8 million (2003: £110.5 million)**
- **Profit before tax and exceptional items £92.1 million (2003: £106.7 million)**
- **Profit before tax £81.3 million (2003: £107.8 million)**
- Diluted earnings per share (before exceptional items) 28.8p (2003: 35.2p)
- Diluted earnings per share (before exceptional items and goodwill amortisation) 32.50p (2003: 37.1p)
- Diluted earnings per share 24.9p (2003: 35.2p)
- Dividend per share maintained at 20.5p

* defined as turnover less operating expenses, excluding exceptional items and goodwill amortisation

The comparative financial information for 2003 has been restated (see note 2, pages 15 & 16)

Operational Summary

- Soft insurance markets and the weak dollar significantly impacted our results
- Difficult year for Risk Solutions
- Solid progress from Retail and UK Employee Benefits businesses
- Latin America acquisitions

Ken Carter, Executive Chairman, commented:

"As stated in our release dated 26th November, 2004, the trading environment in the second half of the year was difficult. While most of the Group's operations performed well, JLT Risk Solutions' profits suffered due to internal and external factors. We are refocusing JLT Risk Solutions and plan to expand both our USA retail operations and strengthen our reinsurance capabilities. The execution of this strategy will continue into 2006.

Our results for 2005 are likely to be significantly affected by the weak US dollar and continued softening in insurance markets. However, the combination of JLT's strong international position and established strategy of being a leading broker in selected fields offers it many opportunities for growth over the medium and longer term."

Enquiries:

Ken Carter, Executive Chairman George Stuart-Clarke, Finance Director	Jardine Lloyd Thompson Group	020 7528 4444
Rupert Younger Julius Duncan	Finsbury Group	020 7251 3801

FULL RELEASE FOLLOWS:

PRELIMINARY STATEMENT

For the year ended 31st December 2004, Jardine Lloyd Thompson Group plc recorded a profit before tax and exceptional items of £92.1 million, compared to a restated* £106.7 million for 2003, in line with the trading statement made by the Company on 26th November 2004. Profit before tax was £81.3 million compared to a restated £107.8 million in 2003.

Turnover increased by 9% to £468.1 million (2003: £429.0 million), or 12% at constant rates of exchange, while the Group's trading profit, defined as turnover less expenses and excluding exceptional items and goodwill amortisation, was £84.4 million, compared to a restated £92.7 million for 2003. This reflected the difficult trading environment in the second half of 2004. The insurance market softened at a faster rate than anticipated earlier in the year and this, coupled with the full year impact of lower reinsurance revenues and the continued weakness of the US dollar, had a significant impact on both revenues and profitability. The impact of these factors was felt principally within Risk Solutions and, to a much lesser extent, in Asia.

However, we saw strong performances in JLT's retail businesses in the UK and Australia, and in its UK Employee Benefits business, while the US specialty retail business is making solid progress.

Operational Review

Risk & Insurance

Risk & Insurance saw revenue grow by 10% to £383.7 million. Trading profit was £87.3 million, compared to a restated £94.4 million for 2003, which gave a trading margin of 23% compared to 27% in the prior year. Profit before tax for the Risk & Insurance business segment was £90.0 million compared to a restated £104.2 million for 2003.

Risk Solutions

Risk Solutions' revenue at £205.5 million, was 1% ahead of 2003, or 4% ahead at constant rates of exchange, while the trading margin was 23% compared to 32% in 2003. A significant increase in costs, which included new hires, was not matched by an increase in revenue, the latter resulting from a loss of reinsurance revenue, softening insurance markets and the impact of a weaker dollar.

The construction, industry risks, risk finance and alternative risk transfer units performed well notwithstanding challenging market conditions. Solid growth was also achieved by our cargo, US casualty and healthcare units.

As already mentioned, reinsurance businesses saw significantly reduced revenues due to key clients retaining more risk and this particularly impacted aviation and marine reinsurance.

---

* Restatement of comparatives see note 2 on pages 15 & 16.

The new aviation team, acquired at the end of 2003, has been successfully integrated and achieved most of the revenue goals for 2004 although the full benefits of the acquisition will be realised in the next two years. Both energy and property business were impacted by the soft market conditions and property, in particular, was affected by increased competition for wholesale business in the US and London markets.

In the latter part of 2004 and into 2005, Risk Solutions has been reorganised to increase its focus on sales and production and to achieve greater operational efficiencies.

Agnew Higgins Pickering, the Group's natural resource specialist, again produced good results and while Bermuda won meaningful new business, the effects of these successes were more than offset by the impact of the rating environment and competition from US markets.

Australiasia

Australasia achieved strong revenue growth of 15% to £56.2 million, with a trading margin of 28%, unchanged from 2003. Both the risk services and retail insurance businesses have achieved very good growth, particularly the Sydney-based professional and executive liability team, and there is a strong new business pipeline into 2005.

Asia

Asia's revenues declined by 5% to £29.7 million, (5% ahead at constant rates of exchange) and a trading margin of 22% was achieved, compared to 24% in 2003. The softening insurance rates were particularly marked in certain territories, with dramatic reductions impacting revenues in Hong Kong and Taiwan. However, both Singapore and Hong Kong achieved a number of important new business wins during the year. In 2005, JLT will be seeking to apply for a licence to operate in China where we see excellent opportunities to develop our business.

Canada

Canada increased revenue by 8% to £14.3 million, and the trading margin was 17%, compared to 18% in the prior year reflecting further investment in the business.

United States

In the USA, the specialty retail insurance business Jardine Lloyd Thompson LLC (formerly Capital Risk LLC) has continued to make solid progress in 2004 with revenues growing from £4.2 million to £24.3 million and achieved a trading margin of 17%. This growth reflects the acquisition at the end of 2003 of HCC's life, accident and health business and, in 2004, the acquisition of the wind energy business of Worldlink and the HLF Aviation business in Seattle and Washington DC.

UK Retail

Retail insurance broking in the UK and Ireland had another impressive year, with revenue increasing by 14% to £46.4 million, with a trading margin of 22%, unchanged from 2003. The business is well positioned for further success in 2005.

Associates

The contribution to Group profits from the Group's French associate SIACI declined by 10% to £4.5 million as a result of the full year effect of interest payable by SIACI following the restructure effected in the prior year. The underlying business continues to perform well.

Latin American Acquisitions

The results for 2004 reflect only a minor contribution from the acquisition of majority holdings in insurance and reinsurance broking companies in Mexico, Colombia and Peru which were not completed until 1st December.

Employee Benefits

Employee Benefits revenue grew by 9% to £82.9 million. Profit before tax for the Employee Benefits business segment was £11.7 million compared to £9.7 million in 2003, an increase of 20%. Trading profit was £12.2 million, an increase of 21% on 2003, giving a trading margin of 15% compared to 13% in the prior year.

UK & Ireland

In the UK and Ireland, revenue was £59.2 million which is 16% ahead of 2003. Excluding the impact of acquisitions, revenue growth was 10%. The trading margin also increased significantly from 13% in 2003 to reach the 15% level that has been targeted since 2001. The business has continued to achieve a consistent level of new business and has a substantial pipeline as we enter 2005.

The strategy of the UK business has three key elements which are the provision of services to occupational pension schemes, the provision of services to the broader based pension and benefits market; and building upon the marketing and service opportunities offered by the ownership of Profund.

We aim to consolidate our position among the leading providers of services in relation to traditional occupational pension schemes and we see the operation and administration of such schemes becoming the preserve of a reducing number of outsourced service providers. While this is a "legacy business" it will continue to be required for decades to come and therefore provides long-

term and predictable revenue. This strategy will be underpinned by our continued focus on operating efficiency.

At the same time UK Employee Benefits continues to expand as a provider of services in relation to the pension and benefit programmes and products that companies are increasingly using as integral parts of their continuing HR strategies.

Major developments in 2004 included further substantial contract wins to provide pension product administration services to major life assurance companies and in August, the acquisition of certain assets of Profund, a leading UK provider of pension scheme software and related services. Profund's Classic and oPen Pension software platforms are extensively used in JLT's administration business. As a member of the Group, Profund is trading strongly, with the vast majority of its customer relationships retained, with sales and product development programmes already delivering profitable revenue. A priority for 2005 is to build on the marketing and service opportunities offered by our ownership of Profund.

United States

In the USA, revenue was £23.7 million, down 6% on the prior year (up 5% at constant rates of exchange), while the trading margin has increased from 14% to 15% for the year, reflecting continued control of costs.

The USA Employee Benefits business operates in two principal areas: third party administration and underwriting agency services. The former involves the provision of insurance claim processing, premium billing and collection services. This is a highly price competitive sector with a heavy reliance upon process efficiency and IT systems which, during 2004, has seen a significant shift of business to offshore administrators, particularly in India. This has increased further the downward pressure on pricing and, set against this backdrop, a modest increase in revenue over 2003 is satisfactory.

The underwriting agency services business, which involves the provision to associations of marketing, underwriting and administration services in relation to insurance-based member benefits, was affected by the softening of insurance rates in 2004 but nevertheless achieved modest growth.

Insurance Market Overview

A year ago it appeared that insurance markets had entered a period of relative price stability. In the first half of 2004, we had seen rate softening in certain areas but we remained of the view that the soft market would be less pronounced than in the past, with lower expectations for investment returns requiring better pure underwriting results.

During the second half of the year, the market continued to soften in many of the key areas in which we trade. Whilst there were specific areas where rates held up, the overall trend remained in the direction of a phase of rate reductions, albeit less marked in the reinsurance sector. This has occurred notwithstanding that 2004 is expected to be one of the most expensive for claims in recent history due to an increased number of natural and man-made catastrophes.

Industry Reaction to Spitzer Actions in United States and Broker Remuneration

The legal proceedings brought by New York Attorney General, Eliot Spitzer, against Marsh & McLennan, in October last year has initiated a wide ranging debate on insurance brokers' remuneration.

At the time of this report no charges or subpoenas had been issued against JLT. Contingent commissions or, alternatively, Placement or Management Services Agreements (PSAs), have never been a significant part of the JLT model (less than 2.5% of revenue in 2004).

JLT issued a press statement in October 2004 reiterating its long standing policy of transparency in its dealings with clients, welcoming the moves to greater transparency in the industry and advising clients that it would not be entering into PSAs in 2005. Since the legal proceedings against Marsh began there has been much discussion amongst both regulators and insurance markets worldwide and various remuneration models are being reviewed.

As the situation evolves, we will review our policy in relation to PSAs or any other market service remuneration. We will nonetheless ensure that we follow a remuneration model that is transparent, follows best industry practice and, above all, continues to be in the best interests of our clients and shareholders.

Financial Services Authority (FSA)

During 2004, considerable time and effort was spent in meeting the new standards of the FSA, which took over regulatory responsibility for UK insurance brokers from 14 January 2005, (succeeding the General Insurance Standards Council). In December 2004 FSA approval was gained for all the Group's regulated UK broking companies.

JLT has always set out to operate to the highest standards on behalf of its clients and within its insurer markets. Regulation can only enhance industry standards. JLT supports the FSA in its work and is actively engaged in a number of initiatives that it has instigated to improve the efficiency of the industry.

Taxation

The Group is reporting an effective tax rate of 33.1% (2003: 31.1%). The main items affecting the tax charge in comparison with 2003 are the impact of permanent disallowable expenses when

compared against the lower profits reported for 2004 and an increase in non tax deductible goodwill amortisation of £1 million.

IFRS

International Financial Reporting Standards ('IFRS') have become mandatory for future reports for all listed companies within the European Union. The Group will prepare the financial statements for 2005 in compliance with IFRS. The process of evaluating the impact of the changes and preparing for the new regime is continuing.

The Group will report under IFRS for the first time when we announce the interim results for the period to 30th June 2005.

Foreign Exchange

The Group's major transaction exposure arises in respect of US dollar revenue earned in the UK. This represented some 44% of total revenue for 2004 (2003: 48%) and the Group's results are therefore highly sensitive to changes in the Sterling/US dollar exchange rate, each one cent movement representing, on an unhedged basis, approximately £700,000 of profit before tax.

The Group adopts a prudent approach to the management of this exposure with a rolling hedging programme with the objective of selling forward a minimum of 50% of US dollar income projected for the following 12 months and 25% for the subsequent 12 months.

In 2004, the Group achieved a rate of US$1.53 compared to actual average rate for the year of US$1.83.

At the beginning of 2005, some 59% of anticipated dollar earnings for 2005 were covered at a rate of US$1.64 and for 2006 some 25% of dollar earnings are covered at a rate of US$1.81. If the dollar remains at its present level, or weakens further over a sustained period, it would inevitably have a significant impact on our reported 2005 results.

Exceptional Items

For 2004 exceptional items represented a net charge of £10.8 million. Details are set out in note 5 on pages 20 and 21.

During the course of 2004 the Group acquired or established new subsidiaries in Colombia, Peru and Mexico and acquired several companies and businesses in the UK and the USA. In addition, the Group investigated other possible acquisitions in Latin America and elsewhere. The costs associated with the latter, together with those arising from the integration of various completed acquisitions, amounted to a total of £4.2 million. Further details of those acquisitions completed in 2004 are set out in note 10 on pages 24 to 28.

Severance and reorganisation costs associated with the restructuring of the Group's operations in both the UK and USA amounted to a further £6.0 million while movements in provisions in respect of properties now surplus to operational requirements gave rise to a net credit of £0.1 million.

A loss of £0.7 million was incurred upon the sale or closure of a number of small non-core businesses or books of business.

Dividends

Subject to shareholder approval, an unchanged final dividend of 12p per share for the year to 31st December 2004 will be paid on 29th April 2005 to shareholders on the register at 29th March 2005. This brings the total dividend for the year to 20.5p per share, unchanged over the prior year.

Group Board

In our trading statement of 26th November 2004, we announced that Steve McGill, Chief Executive, had offered his resignation and this had been accepted by the Board. Steve worked hard for the Group for 15 years and we wish him success in his future endeavours. At that time I was appointed Executive Chairman for a period of up to two years during which time the Group will appoint a new Chief Executive.

Effective from 1st January 2005, the Board appointed Dominic Burke, Chief Executive of our UK Retail Insurance Broking and Employee Benefits businesses and Mike Hammond, Chief Executive of JLT Risk Solutions, as directors of the Group. Dominic Burke was also appointed to the new position of Chief Operating Officer. Dominic and Mike were already members of the Group Executive Committee, the senior executive team responsible for the day-to-day management of the Group. They and the other members of the GEC will continue to report to me.

Claude Chouraqui, Tony Hobson and Richard Sermon will retire as non-executive directors at the forthcoming Annual General Meeting. We are currently looking to recruit two new independent non-executive directors and Tony's role as Chairman of the Audit & Compliance Committee will be filled by one of them. Claude joined the board of JIB Group plc in 1991 when JIB took a minority shareholding in SIACI, a very successful French broker of which Claude was Chairman and Chief Executive and in which JLT still has a 31% shareholding. Claude has been an invaluable member of the board since the merger with JIB in 1997. Tony joined the board in January 2002, since when he has chaired our Audit & Compliance Committee and successfully led us through a period of considerable change and development in the general area of governance and compliance. He is stepping down from the board because of additional responsibilities he will shortly assume as Chairman of Northern Foods plc. Richard joined the board of Lloyd Thompson in 1996 and so ends a nine year period with the Group during which time he has made a considerable contribution in many areas. The counsel and business knowledge of Claude, Tony and Richard have served us

very well over the years; we shall miss all of them and thank them for their support. Richard's role as the senior independent non-executive director will be taken over by Geoffrey Howe, a board member since 2002.

Geoffrey Howe was appointed Joint Deputy Chairman alongside Rodney Leach on 26th November 2004.

John Lloyd will also be retiring as a director at the Annual General Meeting in order to concentrate on developing Lloyd & Partners Limited, where he will continue as Chairman & Chief Executive. The Board is indebted to him for his considerable contribution over many years both as a director and as a past Chairman of the Board.

With effect from 1st March 2005, Dominic Collins assumes responsibility to the Board for Agnew Higgins Pickering & Company Limited and Lloyd & Partners Limited. He will continue as Chairman of JLT Risk Solutions.

Group Strategy

The Group's goal is to be a leading insurance and reinsurance broker and risk advisor and to be a leading service provider and consultant in Employee Benefits. We have a three-pronged strategy for achieving this goal, based on: employing the best industry professionals; focusing on those areas where we are or can become a market leader, and, endeavouring to deliver superior service to our clients at all times.

During 2004, we have increased our investment in the business with the recruitment of teams and individuals, in addition to selective acquisitions, in order to develop the overall strategy of the Group.

We have adopted a number of new initiatives within Risk Solutions to position the business for future growth. We also remain committed to building a more significant position for our reinsurance business during 2005, recognising we are underweight in this sector.

We believe that the action taken against Marsh & McLennan by the New York Attorney General last October and the settlement agreed between them in January 2005 will transform the way the insurance broking industry operates. JLT intends to benefit from these changes, in particular by the further development of our specialist retail operations in the United States.

Prospects

From JLT's creation in 1997 to 2003, the Group had an unbroken record of year-on-year growth in profitability, earnings and dividend. A year ago we foresaw the challenges ahead, namely the weak dollar, the softening of insurance markets and a period of consolidation for Risk Solutions but the impact on our profits was greater than we anticipated.

The continued weakness of the US dollar is likely to have an increased impact on our 2005 results. If the dollar remains at today's levels, there would be a further £15 million impact on pre-tax profits. Maintaining our previously stated policy on PSAs in 2005 could potentially further reduce profits by up to £8 million compared to 2004, although the industry models on broker remuneration are still evolving and the ultimate effect has yet to be assessed.

Globally, insurance markets remain in a state of flux and we expect market conditions to remain soft throughout 2005 and into 2006.

In spite of these tough prevailing conditions, JLT remains a strong company and we are making progress in line with our strategy. In Risk Solutions, steps have been taken to improve performance and this process continues, although the benefits of this will not be apparent until 2006.

JLT has maintained its profile in the international insurance market. With our expansion in Latin America which will contribute a full year's profit for the first time in 2005, JLT is now represented in most significant economies around the world. Our clients recognise the skills and expertise we bring to them and they are the platform on which we have built a strong position in our chosen markets. They are also becoming more active in ensuring that they achieve the best arrangements and with the benefit of greater transparency.

We see many opportunities in the years ahead to develop JLT further, particularly in the USA. We are equally committed to rebuilding our reinsurance business and to the further expansion of our Employee Benefits business.

2005 will again be a challenging year but the foundations of the Group are strong and will enable us to take advantage of underlying growth opportunities ahead. Our greatest asset is the people who make up our team - all 5,200 of them - and I thank them all for their valuable contribution over the past year.

Ken Carter
Executive Chairman

Results follow

Continued on P.11

Jardine Lloyd Thompson Group plc
Consolidated Profit and Loss Account
For the year ended 31st December 2004

	Notes	Continuing operations 2004 £'000	Continuing operations acquisitions 2004 £'000	2004 £'000	Restated See note 2 2003 £'000
TURNOVER	4	**458,687**	**9,405**	**468,092**	429,048
Investment income		**13,366**	**99**	**13,465**	17,334
Operating Revenue		**472,053**	**9,504**	**481,557**	446,382
Trading expenses (excluding exceptional items)		**(377,364)**	**(6,289)**	**(383,653)**	(336,349)
Goodwill amortisation		**(6,814)**	**(866)**	**(7,680)**	(3,773)
Exceptional items	5	**(10,060)**	**-**	**(10,060)**	(3,597)
Operating Expenses		**(394,238)**	**(7,155)**	**(401,393)**	(343,719)
Operating Profit		**77,815**	**2,349**	**80,164**	102,663
Share of operating profit in associates		**5,963**	**-**	**5,963**	6,135
(Loss)/profit on the sale or closure of operations	5	**(729)**	**-**	**(729)**	4,678
Interest payable and similar charges		**(4,051)**	**(15)**	**(4,066)**	(5,662)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	3,4	**78,998**	**2,334**	**81,332**	107,814
Taxation on profit on ordinary activities	6			**(27,605)**	(34,313)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION				**53,727**	73,501
Minority interests				**(3,390)**	(2,935)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS				**50,337**	70,566
Dividends	7			**(41,635)**	(40,945)
RETAINED PROFIT FOR THE PERIOD				**8,702**	29,621
EARNINGS PER SHARE	9				
Basic				**25.0p**	35.8p
Diluted				**24.9p**	35.2p
Basic, excluding exceptional items				**28.9p**	35.8p
Diluted, excluding exceptional items				**28.8p**	35.2p
Basic, excluding exceptional items and goodwill amortisation				**32.7p**	37.7p
Diluted, excluding exceptional items and goodwill amortisation				**32.5p**	37.1p

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
As at 31st December 2004

	Notes	2004 £'000	Restated See note 2 2003 £'000
FIXED ASSETS			
Intangible assets		**157,615**	114,123
Tangible assets		**32,458**	28,544
Investments in associated undertakings		**2,367**	332
Other investments		**879**	1,759
Employee benefit trusts		**2,566**	2,197
		195,885	146,955
CURRENT ASSETS			
Debtors		**1,727,509**	1,862,212
Investments and deposits		**228,815**	387,892
Cash		**104,180**	113,070
		2,060,504	2,363,174
CREDITORS – amounts falling due within one year		**(2,043,023)**	(2,264,624)
NET CURRENT ASSETS		**17,481**	98,550
TOTAL ASSETS LESS CURRENT LIABILITIES		**213,366**	245,505
CREDITORS – amounts falling due after more than one year		**(751)**	(658)
INVESTMENTS IN ASSOCIATED UNDERTAKINGS		**(17,532)**	(19,790)
PROVISIONS FOR LIABILITIES AND CHARGES		**(58,481)**	(46,718)
PENSION LIABILITY	11	**(73,233)**	(112,785)
MINORITY INTERESTS		**(10,904)**	(5,694)
	4	**52,465**	59,860
CAPITAL AND RESERVES			
Called up share capital		**10,100**	10,075
Share premium account		**33,628**	32,442
Profit and loss account		**8,737**	17,343
SHAREHOLDERS' FUNDS		**52,465**	59,860

Jardine Lloyd Thompson Group plc
Statement of Group Total Recognised Gains and Losses
For the year ended 31st December 2004

	2004 £'000	Restated See note 2 2003 £'000
PROFIT FOR THE PERIOD		
Group companies	**48,077**	65,331
Share of associates	**2,260**	5,235
	50,337	70,566
Actuarial losses recognised in post-retirement benefit schemes (note 11)	**(12,173)**	(29,975)
Taxation thereon	**3,711**	8,795
	(8,462)	(21,180)
Currency translation differences on foreign currency net investments	**(6,743)**	348
TOTAL RECOGNISED GAINS RELATING TO THE YEAR	**35,132**	49,734
Prior year adjustment (note 2 pages 15 and 16)	**(130,636)**	-
TOTAL RECOGNISED (LOSSES)/GAINS SINCE LAST ANNUAL REPORT	**(95,504)**	49,734

Reconciliation of Movement in Group Shareholders' Funds
For the year ended 31st December 2004

	2004 £'000	Restated See note 2 2003 £'000
PROFIT FOR THE PERIOD		
Group companies	**48,077**	65,331
Share of associates	**2,260**	5,235
	50,337	70,566
Dividends	**(41,635)**	(40,945)
Goodwill movements	**75**	-
Currency translation and other items	**(6,743)**	348
Contribution to QUEST (note 8 page 21)	**31**	(946)
New shares issued	**1,211**	5,639
Shares acquired by Employee Benefit Trust	**(7,896)**	(18,746)
Reversal of ESOP amortisation in respect of own shares	**5,687**	5,491
Actuarial losses recognised in post-retirement benefit schemes (note 11)	**(8,462)**	(21,180)
NET MOVEMENT IN SHAREHOLDERS' FUNDS	**(7,395)**	227
OPENING SHAREHOLDERS' FUNDS	**190,496**	153,928
Prior year adjustment (note 2 pages 15 and 16)	**(130,636)**	(94,295)
CLOSING SHAREHOLDERS' FUNDS	**52,465**	59,860

Jardine Lloyd Thompson Group plc
Consolidated Group Cashflow Statement
For the year ended 31st December 2004

	Notes	2004 £'000	Restated See note 2 2003 £'000
OPERATING ACTIVITIES			
Net cash inflow from operating activities	10	**41,289**	106,838
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES			
Dividends received from associates		**246**	352
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest received		**12,572**	17,805
Interest paid – bank loans		**(729)**	-
Interest paid – other loans and finance leases		**(231)**	(416)
Dividends paid to minority shareholders		**(185)**	(43)
TAXATION			
UK corporation tax paid		**(17,805)**	(23,264)
Overseas tax paid		**(11,967)**	(9,385)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets		**(14,395)**	(10,106)
Sales of tangible fixed assets		**1,182**	766
ACQUISITIONS AND DISPOSALS			
Purchase of investments by employee benefit trusts		**(8,949)**	(19,901)
Purchase of subsidiary undertakings	10	**(86,360)**	(15,200)
Net cash acquired with subsidiaries	10	**2,933**	66
Disposal of businesses	10	**574**	142
Net cash disposed of with business	10	**(10)**	-
Purchase of fixed asset investments		**(105)**	-
Sale of fixed asset investments		**330**	4
Restructuring of investment in associate		**-**	31,663
EQUITY DIVIDENDS PAID			
Dividends paid		**(40,601)**	(38,786)
NET CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING		**(122,211)**	40,535
MANAGEMENT OF LIQUID RESOURCES			
Net cash flows out of /(into) short term deposits		**159,077**	(62,871)
FINANCING			
Issue of ordinary shares	8,10	**1,242**	4,693
Movement in debt	10	**20,151**	(4,791)
INCREASE/(DECREASE) IN CASH (EXCLUDING INSURANCE BROKING FUNDS)		**58,259**	(22,434)
(Decrease)/increase in net insurance broking creditors		**(65,944)**	29,737
Insurance broking cash at date of acquisition or disposal	10	**1,714**	9,433
(DECREASE)/INCREASE IN CASH IN THE YEAR	10	**(5,971)**	16,736

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2004

1. Basis of Accounting

The Group financial statements have been prepared on the going concern basis under the historical cost convention and in accordance with applicable accounting policies and the Companies Act 1985.

2. Restatement of Comparatives

During the period the Group has adopted Financial Reporting Standard 17 (Retirement Benefits). The impact of this change is to fully recognise the financial position of its defined benefit pension schemes. Actuarial valuations are updated at 31st December each year. Details of the latest actuarial valuation and the assumptions used are given in note 11 on pages 28 to 30. Since the publication of the interim results in July 2004 the impact of the restatement on the deferred tax asset at 31st December 2003 has been revised.

Following the publication in December 2003 of UITF abstract 17 (revised) - Employee share schemes and UITF abstract 38 - Accounting for ESOP trusts, the Group has adopted the requirements of both abstracts. The impact of these changes is that own shares held by the Employee Benefit Trust are no longer carried as an asset on the Group balance sheet but rather treated as a deduction from shareholders funds via the profit and loss reserve. In addition, the basis of calculating the profit and loss charge for ESOP amortisation has been revised to reflect the share price at date of option grant rather than the average cost price basis previously used.

The effects of restating comparative information and the effect on the results of the current period are summarised below.

	As previously reported £'000	Adoption of FRS 17 £'000	Effect of UITF17 and UITF38 £'000	**As restated £'000**
Year ended 31st December 2003				
Trading expenses (excluding exceptional items)	(336,952)	1,209	(606)	**(336,349)**
Interest payable and similar charges	(1,858)	(3,804)	-	**(5,662)**
Profit on ordinary items before taxation	111,015	(2,595)	(606)	**107,814**
Taxation	(35,276)	963	-	**(34,313)**
Profit attributable to shareholders	72,804	(1,632)	(606)	**70,566**
Employee benefit trusts	27,630	-	(25,433)	**2,197**
Debtors	1,865,007	(2,795)	-	**1,862,212**
Provision for liabilities and charges	(57,095)	10,377	-	**(46,718)**
Pension scheme deficit	-	(112,785)	-	**(112,785)**
Shareholders' funds	190,496	(105,203)	(25,433)	**59,860**

	Previous accounting basis £'000	Adoption of FRS 17 £'000	Effect of UITF17 and UITF38 £'000	**As reported £'000**
Year to 31st December 2004				
Trading expenses (excluding exceptional items)	(385,553)	2,106	(206)	**(383,653)**
Profit on the sale or closure of operations - exceptional	(750)	21	-	**(729)**
Interest payable and similar charges	(3,071)	(995)	-	**(4,066)**
Profit on ordinary items before taxation	80,406	1,132	(206)	**81,332**
Taxation	(27,272)	(333)	-	**(27,605)**
Profit attributable to shareholders	49,744	799	(206)	**50,337**
Employee benefit trusts	30,414	-	(27,848)	**2,566**
Debtors	1,775,519	(48,010)	-	**1,727,509**
Creditors	(2,043,274)	251	-	**(2,043,023)**
Provision for liabilities and charges	(66,748)	8,267	-	**(58,481)**
Pension scheme deficit	-	(73,233)	-	**(73,233)**
Shareholders' funds	193,038	(112,725)	(27,848)	**52,465**

2. Restatement of Comparatives cont'd

	Earnings per share (pence)					
	Basic	Diluted	Basic, excluding exceptional items	Diluted, excluding exceptional items	Basic, excluding exceptional items and goodwill amortisation	Diluted, excluding exceptional items and goodwill amortisation
Year to 31st December 2003						
As previously reported	36.9	36.3	36.9	36.3	38.8	38.2
Adoption of FRS17	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)
Effect of UITF17 and UITF38	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)
As restated	35.8	35.2	35.8	35.2	37.7	37.1
Year to 31st December 2004						
Previous accounting basis	24.7	24.6	28.6	28.5	32.4	32.2
Adoption of FRS17	0.4	0.4	0.4	0.4	0.4	0.4
Effect of UITF17 and UITF38	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
As reported	25.0	24.9	28.9	28.8	32.7	32.5

3. Alternative profit statement

The format of the profit and loss account on page 11 conforms to the requirements of the Companies Act 1985. The alternative profit statement set out below, which is provided by way of additional information, has been prepared on an alternative basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	Continuing operations			Restated see note 2
		acquisitions		
	2004	**2004**	**2004**	2003
	£'000	**£'000**	**£'000**	£'000
TURNOVER	**458,687**	**9,405**	**468,092**	429,048
Trading expenses (excluding exceptional items and goodwill amortisation)	**(377,364)**	**(6,289)**	**(383,653)**	(336,349)
Trading Profit (see below)	**81,323**	**3,116**	**84,439**	92,699
Investment income	**13,366**	**99**	**13,465**	17,334
Share of operating profit in associates	**5,963**	**-**	**5,963**	6,135
Interest payable and similar charges	**(4,051)**	**(15)**	**(4,066)**	(5,662)
Profit on ordinary activities before taxation, exceptional items and goodwill amortisation	**96,601**	**3,200**	**99,801**	110,506
Goodwill amortisation	**(6,814)**	**(866)**	**(7,680)**	(3,773)
Profit on ordinary activities before taxation and exceptional items	**89,787**	**2,334**	**92,121**	106,733
Exceptional items	**(10,060)**	**-**	**(10,060)**	(3,597)
(Loss)/profits on the sale or closure of operations - exceptional	**(729)**	**-**	**(729)**	4,678
Profit on ordinary activities before taxation	**78,998**	**2,334**	**81,332**	107,814

3. Alternative profit statement cont'd

Segmental analysis of trading profit

	Continuing operations	acquisitions		Restated see note 2
	2004	**2004**	**2004**	2003
	£'000	**£'000**	**£'000**	£'000
Risk and Insurance	**84,435**	**2,835**	**87,270**	94,369
Employee Benefits	**11,944**	**281**	**12,225**	10,144
Head Office/Other	**(15,056)**	**-**	**(15,056)**	(11,814)
	81,323	**3,116**	**84,439**	92,699

4. Segmental information

TURNOVER

31st December 2004 *Geographical analysis by location of operation:*		United Kingdom **2004** **£'000**	Americas **2004** **£'000**	Australasia **2004** **£'000**	Asia **2004** **£'000**	Europe **2004** **£'000**	Total **2004** **£'000**
Risk & Insurance	continuing operations	231,733	51,838	55,201	29,851	8,597	**377,220**
	acquisitions	-	5,411	1,060	-	-	**6,471**
		231,733	**57,249**	**56,261**	**29,851**	**8,597**	**383,691**
Employee Benefits	continuing operations	55,259	23,652	-	-	1,056	**79,967**
	acquisitions	2,934	-	-	-	-	**2,934**
		58,193	**23,652**	**-**	**-**	**1,056**	**82,901**
Head Office/Other	continuing operations	-	1,500	-	-	-	**1,500**
		-	**1,500**	**-**	**-**	**-**	**1,500**
Group Total	continuing operations	**286,992**	**76,990**	**55,201**	**29,851**	**9,653**	**458,687**
	acquisitions	**2,934**	**5,411**	**1,060**	**-**	**-**	**9,405**
		289,926	**82,401**	**56,261**	**29,851**	**9,653**	**468,092**
31st December 2003 *Geographical analysis by location of operation:*		2003 £'000	2003 £'000	2003 £'000	2003 £'000	2003 £'000	2003 £'000
Risk & Insurance	continuing operations	219,685	35,730	48,796	31,445	8,509	344,165
	acquisitions	1,863	3,433	-	-	-	5,296
		221,548	39,163	48,796	31,445	8,509	349,461
Employee Benefits	continuing operations	49,073	25,130	-	-	1,067	75,270
	acquisitions	962	-	-	-	-	962
		50,035	25,130	-	-	1,067	76,232
Head Office/Other	continuing operations	-	3,355	-	-	-	3,355
		-	3,355	-	-	-	3,355
Group Total	continuing operations	268,758	64,215	48,796	31,445	9,576	422,790
	acquisitions	2,825	3,433	-	-	-	6,258
		271,583	67,648	48,796	31,445	9,576	429,048

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2004

4. Segmental information cont'd

31st December 2004 *Geographical analysis by source of business:*	United Kingdom **2004** **£'000**	Americas **2004** **£'000**	Australasia **2004** **£'000**	Asia **2004** **£'000**	Europe **2004** **£'000**	Rest of the World **2004** **£'000**	Total **2004** **£'000**
Risk & Insurance							
continuing operations	124,740	114,627	62,033	36,012	33,655	6,153	**377,220**
acquisitions	-	5,411	1,060	-	-	-	**6,471**
	124,740	**120,038**	**63,093**	**36,012**	**33,655**	6,153	**383,691**
Employee Benefits							
continuing operations	55,244	23,652	-	-	1,071	-	**79,967**
acquisitions	2,934	-	-	-	-	-	**2,934**
	58,178	**23,652**	-	-	**1,071**	-	**82,901**
Head Office/Other							
continuing operations	-	1,500	-	-	-	-	**1,500**
	-	**1,500**	-	-	-	-	**1,500**
Group Total							
continuing operations	179,984	139,779	62,033	36,012	34,726	6,153	**458,687**
acquisitions	2,934	5,411	1,060	-	-	-	**9,405**
	182,918	**145,190**	**63,093**	**36,012**	**34,726**	**6,153**	**468,092**

31st December 2003 *Geographical analysis by source of business:*	2003 £'000	2003 £'000	2003 £'000	2003 £'000	2003 £'000	2003 £'000	2003 £'000
Risk & Insurance							
continuing operations	109,170	101,987	53,429	38,527	34,469	6,583	344,165
acquisitions	1,098	3,453	485	-	260		5,296
	110,268	105,440	53,914	38,527	34,729	6,583	349,461
Employee Benefits							
continuing operations	49,073	25,130	-	-	1,067	-	75,270
acquisitions	962	-	-	-	-	-	962
	50,035	25,130	-	-	1,067	-	76,232
Head Office/Other							
continuing operations	-	3,355	-	-	-	-	3,355
	-	3,355	-	-	-	-	3,355
Group Total							
continuing operations	158,243	130,472	53,429	38,527	35,536	6,583	422,790
acquisitions	2,060	3,453	485	-	260	-	6,258
	160,303	133,925	53,914	38,527	35,796	6,583	429,048

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2004

4. Segmental information cont'd

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

31st December 2004		United Kingdom 2004 £'000	Americas 2004 £'000	Australasia 2004 £'000	Asia 2004 £'000	Europe 2004 £'000	Total 2004 £'000
Risk & Insurance	continuing operations	58,915	3,935	16,595	6,382	1,800	**87,627**
	acquisitions	-	2,307	7	-	-	**2,314**
	associates	-	-	-	40	-	**40**
	exceptional items	(4,091)	(1,038)	-	-	-	**(5,129)**
		54,824	**5,204**	**16,602**	**6,422**	**1,800**	**84,852**
Employee Benefits	continuing operations	7,640	3,807	-	-	200	**11,647**
	acquisitions	20	-	-	-	-	**20**
	exceptional items	(1,929)	-	-	-	-	**(1,929)**
		5,731	**3,807**	**-**	**-**	**200**	**9,738**
Head Office/Other	continuing operations	(15,935)	(1,821)	-	87	3,648	**(14,021)**
	associates	-	-	-	-	4,494	**4,494**
	exceptional items	(2,557)	(1,174)	-	-	-	**(3,731)**
		(18,492)	**(2,995)**	**-**	**87**	**8,142**	**(13,258)**
Group Total	continuing operations	**50,620**	**5,921**	**16,595**	**6,469**	**5,648**	**85,253**
	acquisitions	**20**	**2,307**	**7**	**-**	**-**	**2,334**
	associates	**-**	**-**	**-**	**40**	**4,494**	**4,534**
	exceptional items	**(8,577)**	**(2,212)**	**-**	**-**	**-**	**(10,789)**
		42,063	**6,016**	**16,602**	**6,509**	**10,142**	**81,332**
31st December 2003 (restated see note 2 pages 15 and 16)		2003 £'000	2003 £'000	2003 £'000	2003 £'000	2003 £'000	2003 £'000
Risk & Insurance	continuing operations	74,138	8,706	14,534	7,499	2,129	107,006
	acquisitions	(84)	(3,020)	-	-	-	(3,104)
	associates	-	-	-	256	-	256
	exceptional items	(1,218)	(2,331)	(162)	-	4,792	1,081
		72,836	3,355	14,372	7,755	6,921	105,239
Employee Benefits	continuing operations	5,512	3,607	-	-	239	9,358
	acquisitions	337	-	-	-	-	337
		5,849	3,607	-	-	239	9,695
Head Office/Other	continuing operations	(12,566)	(1,301)	-	14	1,732	(12,121)
	associates	-	-	-	-	5,001	5,001
		(12,566)	(1,301)	-	14	6,733	(7,120)
Group Total	continuing operations	67,084	11,012	14,534	7,513	4,100	104,243
	acquisitions	253	(3,020)	-	-	-	(2,767)
	associates	-	-	-	256	5,001	5,257
	exceptional items	(1,218)	(2,331)	(162)	-	4,792	1,081
		66,119	5,661	14,372	7,769	13,893	107,814

4. Segmental information cont'd

The profit before tax and exceptional items for associates represents the Group share of operating profits of £5,963,000 (2003: £6,135,000) less interest payable of £1,429,000 (2003: £878,000).

	2004 £'000	Restated See note 2 2003 £'000
NET OPERATING ASSETS AND LIABILITIES		
United Kingdom	**(60,617)**	(31,551)
Europe	**(9,865)**	22,793
Asia	**15,295**	24,326
Australasia	**21,376**	20,281
Americas	**86,276**	24,011
	52,465	59,860

5. Exceptional items

The analysis of the exceptional items is as follows:	2004 £'000	2003 £'000
Reorganisation and redundancy costs	**(5,987)**	-
Acquisition integration costs	**(3,300)**	-
Acquisition costs relating to Latin America	**(919)**	-
Vacant property provisions	**146**	(3,012)
Asset impairment charge	**-**	(585)
	(10,060)	(3,597)

Reorganisation and redundancy costs: during the year the process of reorganising a number of Group companies in the UK and USA was undertaken. These costs, which are predominantly redundancy costs, arise directly from these exercises. Included in these costs is an amount of £689,000 in respect of the former Group Chief Executive.

Acquisition integration costs: reflect costs arising from the integration of companies acquired during the year.

Acquisition costs relating to Latin America: during the year costs have been incurred in connection with possible acquisition opportunities within Latin America. As detailed in note 10 on pages 25 to 28 certain of these proceeded and were completed in December 2004. Where appropriate, professional fees attributable to the companies acquired have been included in cost of investment. All other costs relating to these acquisitions and the opportunities that did not proceed have been written off as an exceptional item.

Vacant property provisions: in the current and previous years additional provision has been made relating to vacant property and where appropriate surplus provisions have been released.

Asset impairment: in the prior year certain fixed assets were written down to their residual economic value to the Group.

Profits/(losses) on the sale or closure of operations - exceptional	2004 £'000	2003 £'000
Sale of Intermediary Insurance Services Inc	**(1,174)**	-
Partial disposal of JLT Re Solutions Inc	**445**	-
Disposal of Swiss investment	**-**	(157)
Sale of Gibbs Slade	**-**	(162)
Sale of Canadian "Auto Plan" licence	**-**	48
	(729)	(271)
Share of exceptional gain in associate	**-**	4,949
	(729)	4,678

5. Exceptional items cont'd

During the current and prior year the Group has sold or closed a number of operations. The resulting profits and losses from these transactions have been treated as exceptional items. In addition, during the previous year, Marot Participations, the Group's French associate, sold its 5.1% cross shareholding in the Group. The Group treated its share of the resulting gain as an exceptional item.

6. Taxation on profit on ordinary activities

	2004 £'000	Restated See note 2 2003 £'000
UK Corporation Tax		
Current tax on income for the year	**14,949**	22,716
Deferred Taxation	**(48)**	(1,691)
Foreign Tax		
Current tax on income for the year	**10,498**	9,417
Deferred Taxation	**(58)**	(1,090)
Tax on share of operating profit in Associates		
Current tax on income for the year	**2,264**	4,963
Deferred Taxation	**-**	(2)
	27,605	34,313
Taxation on profit before exceptional items	**30,533**	33,196
Taxation on exceptional items	**(2,928)**	1,117
	27,605	34,313

7. Dividend

	2004 £'000	2003 £'000
PROPOSED		
Final dividend 12.0p per share (2003: 12.0p)	**24,161**	23,876
PAID		
2004 interim dividend 8.5p per share (2003: 8.5p)	**17,474**	17,069
	41,635	40,945

The final dividend is payable on 29th April 2005 to shareholders who are registered at the close of business on 29th March 2005. The ex-dividend date will be 23rd March 2005.

8. Qualifying Employee Share Ownership Trust

During the period the QUEST has allocated 14,767 ordinary shares to employees in satisfaction of options that have been exercised under the Jardine Lloyd Thompson Sharesave Schemes. The exercise proceeds received of £31,000 have been credited by the Company directly to the profit and loss account reserve.

9. Earnings per Share

i) Basic earnings per share are calculated by dividing the profit after taxation and minority interests by the weighted average number of shares in issue.

ii) Fully diluted earnings per share are calculated by dividing the profit after taxation and minority interests by the adjusted weighted average number of shares in issue.

iii) Basic earnings per share, excluding exceptional items, are calculated by dividing the adjusted profit excluding exceptional items by the weighted average number of shares in issue.

9. Earnings per Share cont'd

iv) Fully diluted earnings per share, excluding exceptional items, are calculated by dividing the adjusted profit excluding exceptional items by the adjusted weighted average number of shares in issue.

v) Basic earnings per share, excluding exceptional items and goodwill amortisation, are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation by the weighted average number of shares in issue.

vi) Fully diluted earnings per share, excluding exceptional items and goodwill amortisation, are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation by the adjusted weighted average number of shares in issue.

The weighted average number of shares in issue for 2003 has been calculated after excluding the Group's share of MAROT's interest in the share capital of Jardine Lloyd Thompson Group plc, prior to its disposal. Shares held by the Trustees of the Employees' Share Ownership Plan Trust in respect of the Jardine Lloyd Thompson Group Restricted Share Scheme have also been excluded.

The comparative financial information has been restated as explained in note 2 on pages 15 and 16.

	2004 No. of shares	2003 No. of shares
Weighted average number of shares in issue	**201,134,818**	197,343,506
Effect of outstanding share options	**1,174,228**	3,129,047
Adjusted weighted average number of shares	**202,309,046**	200,472,553

Earnings reconciliation	2004 £'000	2004 Basic pence per share	2004 Diluted pence per share	2003 - restated (see note 2) £'000	2003 - restated Basic pence per share	2003 - restated Diluted pence per share
Profit after taxation and minority interests	**50,337**	**25.0**	**24.9**	70,566	35.8	35.2
Exceptional items	**10,060**			3,597		
Profits on the sale or closure of operations - exceptional	**729**			(4,678)		
Taxation charge on exceptional items	**(2,928)**			1,117		
	7,861	**3.9**	**3.9**	36	-	-
Adjusted profit excluding exceptional items	**58,198**	**28.9**	**28.8**	70,602	35.8	35.2
Goodwill amortisation	**7,680**	**3.8**	**3.7**	3,773	1.9	1.9
Adjusted profit excluding exceptional items and goodwill amortisation	**65,878**	**32.7**	**32.5**	74,375	37.7	37.1

10. Notes to the Consolidated Cashflow Statement

(a) Net Cash inflow from operating activities

	2004 £'000	Restated See note 2 2003 £'000
Reconciliation of profit on ordinary activities before taxation to net cash inflow/outflow from operating activities		
Profit on ordinary activities before taxation	**81,332**	107,814
Investment income receivable	**(13,465)**	(17,334)
Interest payable on finance leases	**101**	348
Interest payable on bank loans	**882**	-
Unwinding of provision discounting	**659**	632
Pension financing charge	**995**	3,804
Depreciation	**9,697**	8,119
ESOP amortisation	**6,371**	5,843
Goodwill amortisation	**7,680**	3,773
Profit on sale of fixed asset investments	**-**	10
Profit on sale of tangible fixed assets	**266**	(117)
Share of results of associated undertakings	**(4,534)**	(10,206)
Exceptional items	**10,060**	3,597
Loss on the sale or closure of operations - exceptional	**729**	271
Decrease in debtors excluding insurance broking balances	**7,111**	25,546
(Decrease)/increase in creditors excluding insurance broking balances	**(15,192)**	15,486
Increase/(decrease) in provisions for liabilities and charges	**1,720**	(43,099)
(Decrease)/increase in pension liability	**(53,123)**	2,351
Net cashflow from operating activities (excluding insurance broking funds)	**41,289**	106,838

(b) Analysis of changes in financing during period

	Share capital including premium £'000	Loans and Finance lease obligations £'000
Balance at 1st January 2004	**42,517**	**6,588**
Cashflows from financing	1,211	20,151
Acquisitions or disposals of businesses	-	181
Exchange	-	(37)
Balance at 31st December 2004	**43,728**	**26,883**

(c) Analysis of net funds

	At 1st Jan 2004 £'000	Cashflow £'000	Acquisitions/ Disposals £'000	Exchange Movements £'000	**At 31st Dec 2004 £'000**
Cash	113,070	(10,608)	4,637	(2,919)	**104,180**
Investments and deposits	387,892	(159,077)	-	-	**228,815**
Loan Notes	(263)	259	-	-	**(4)**
Overdrafts	-	(1,282)	-	-	**(1,282)**
Finance Leases	(1,102)	(40)	(28)	40	**(1,130)**
Bank borrowing due within one year	-	(24,000)	(153)	(3)	**(24,156)**
Other borrowings due within one year	(5,223)	4,912	-	-	**(311)**
	494,374	(189,836)	4,456	(2,882)	**306,112**

10. Notes to the Consolidated Cashflow Statement cont'd

(d) Acquisitions

During the year, provisional fair values in respect of acquisitions completed in 2003 were finalised as detailed in the following tables.

	Heath Lambert Aviation - UK				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Fair value acquired £'000	Provisional fair value reported at 31st December 2003 £'000	Reduction in fair value £'000
Insurance broking debtors	90,799	(3,450)	87,349	87,349	-
Cash at bank - insurance broking funds	7,482	-	7,482	7,482	-
Insurance broking creditors	(98,281)	-	(98,281)	(98,281)	-
Finance leases	(29)	4	(25)	-	(25)
Provision for liabilities and charges	-	(1,800)	(1,800)	-	(1,800)
	(29)	(5,246)	(5,275)	(3,450)	(1,825)

	Texas Specialty Insurance Agency				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Fair value acquired £'000	Provisional fair value reported at 31st December 2003 £'000	Reduction in fair value £'000
Tangible fixed assets	317	-	317	317	-
Insurance broking debtors	688	-	688	688	-
Debtors	245	-	245	245	-
Cash at bank	1	-	1	1	-
Cash at bank - insurance broking funds	361	-	361	361	-
Insurance broking creditors	(505)	-	(505)	(505)	-
Creditors	(301)	98	(203)	(203)	-
Provision for liabilities and charges	-	(3,817)	(3,817)	(2,741)	(1,076)
	806	(3,719)	(2,913)	(1,837)	(1,076)

	HCC Employee Benefits				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Fair value acquired £'000	Provisional fair value reported at 31st December 2003 £'000	Reduction in fair value £'000
Tangible fixed assets	332	-	332	332	-
Other investments	30	-	30	30	-
Provision for liabilities and charges	-	(259)	(259)	-	(259)
	362	(259)	103	362	(259)

10. Notes to the Consolidated Cashflow Statement cont'd

(d) Acquisitions cont'd

During the year the following investments in new and existing businesses were completed

	Cost £'000
Acquisition of new businesses completed during the year	
Heath Lambert - Colombia Wholesale	17,863
Profund	8,312
Heath Lambert - London, Latin American book	6,208
Heath Lambert - Mexico	4,552
Worldlink	4,341
Heath Lambert - Colombia Retail	3,929
Heath Lambert Aviation - Virginia	2,007
Heath Lambert Aviation - Washington	1,585
Heath Lambert -Peru Retail	1,435
Heath Lambert - Peru Wholesale	1,124
Additional investments in existing businesses	
HCC Employee Benefits	440
Heath Lambert Aviation - UK	74
Other additions in new and existing businesses, none of which was individually significant	4,472
	56,342

	Heath Lambert Aviation - Virginia			Heath Lambert Aviation - Washington		
	Assets at acquisition £'000	Fair value adjustments £'000	Total £'000	Assets at acquisition £'000	Fair value adjustments £'000	Total £'000
Tangible fixed assets	79	-	79	-	-	-
Insurance broking debtors	14,339	-	14,339	-	-	-
Debtors	7	301	308	-	274	274
Cash at bank	12	-	12	-	-	-
Cash at bank - insurance broking funds	2,257	-	2,257	-	-	-
Insurance broking creditors	(16,457)	-	(16,457)	-	-	-
Creditors	(237)	-	(237)	-	-	-
Taxation	-	(120)	(120)	-	(110)	(110)
	-	181	181	-	164	164

	Heath Lambert - Peru Retail			Heath Lambert - Peru Wholesale		
	Assets at acquisition £'000	Fair value adjustments £'000	Total £'000	Assets at acquisition £'000	Fair value adjustments £'000	Total £'000
Tangible fixed assets	153	(6)	147	203	(7)	196
Intangible assets	3	(3)	-	-	-	-
Other fixed asset investments	-	-	-	6	(1)	5
Debtors	224	187	411	97	(10)	87
Cash at bank	276	-	276	358	-	358
Cash at bank - insurance broking funds	-	-	-	442	-	442
Insurance broking creditors	-	-	-	(481)	-	(481)
Creditors	(236)	(21)	(257)	(160)	39	(121)
Finance leases	(3)	-	(3)	-	-	-
Taxation	(7)	-	(7)	(1)	(1)	(2)
Provision for liabilities and charges	(15)	-	(15)	-	-	-
Minority interests	(194)	(76)	(270)	(185)	(8)	(193)
	201	81	282	279	12	291

10. Notes to the Consolidated Cashflow Statement cont'd

(d) Acquisitions cont'd

	Heath Lambert - Colombia Wholesale			Profund		
	Assets at acquisition £'000	Fair value adjustments £'000	Total £'000	Assets at acquisition £'000	Fair value adjustments £'000	Total £'000
Tangible fixed assets	491	-	491	469	(376)	93
Other fixed asset investments	562	-	562	-	-	-
Insurance broking debtors	15,230	-	15,230	-	-	-
Debtors	5,155	(1,285)	3,870	1,152	(100)	1,052
Cash at bank	69	-	69	-	-	-
Cash at bank - insurance broking funds	4,548	-	4,548	-	-	-
Investments and deposits - own	516	-	516	-	-	-
Insurance broking creditors	(19,824)	-	(19,824)	-	-	-
Creditors	(1,066)	-	(1,066)	(2,837)	(120)	(2,957)
Term loans	(153)	-	(153)	-	-	-
Taxation	47	-	47	-	-	-
Minority interests	(1,511)	466	(1,045)	-	-	-
	4,064	(819)	3,245	(1,216)	(596)	(1,812)

Heath Lambert - Latin America, summary

	Colombia Wholesale £'000	Colombia Retail £'000	Peru Wholesale £'000	Peru Retail £'000	Mexican business £'000	HLF London Latin American Book £'000	HLF Latin American Total £'000
Tangible fixed assets	491	463	196	147	-	-	1,297
Other fixed asset investments	562	4	5	-	-	-	571
Insurance broking debtors	15,230	-	-	-	-	-	15,230
Debtors	3,870	798	87	411	-	-	5,166
Cash at bank	69	123	358	276	-	-	826
Cash at bank - insurance broking funds	4,548	15	442	-	-	-	5,005
Investments and deposits - own	516	314	-	-	-	-	830
Insurance broking creditors	(19,824)	(23)	(481)	-	-	-	(20,328)
Creditors	(1,066)	(702)	(121)	(257)	-	-	(2,146)
Term loans	(153)	-	-	-	-	-	(153)
Finance leases	-	-	-	(3)	-	-	(3)
Taxation	47	254	(2)	(7)	-	-	292
Provision for liabilities and charges	-	-	-	(15)	-	-	(15)
Minority interests	(1,045)	(401)	(193)	(270)	-	-	(1,909)
	3,245	845	291	282	-	-	4,663
Goodwill	14,618	3,084	833	1,153	4,552	6,208	30,448
Cost of acquisition	17,863	3,929	1,124	1,435	4,552	6,208	35,111
Cost of acquisition comprised							
Cash	15,180	4,202	814	1,211	2,378	3,885	27,670
Deferred consideration	3,026	50	310	244	2,174	2,323	8,127
Deferred proceeds due from minority shareholders	(343)	(323)	-	(20)	-	-	(686)
	17,863	3,929	1,124	1,435	4,552	6,208	35,111

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2004

10. Notes to the Consolidated Cashflow Statement cont'd

(d) Acquisitions cont'd

Jardine Lloyd Thompson LLC, summary:
(formerly Capital Risk Group)

	Texas Specialty Insurance Agency £'000	HCC Employee Benefits £'000	Heath Lambert Aviation Virginia £'000	Heath Lambert Aviation Washington £'000	Worldlink £'000	Jardine Lloyd Thompson LLC Total £'000
Tangible fixed assets	-	-	79	-	32	111
Intangible assets	-	-	-	-	138	138
Other fixed asset investments	-	-	-	-	27	27
Insurance broking debtors	-	-	14,339	-	1,881	16,220
Debtors	-	-	308	274	5	587
Cash at bank	-	-	12	-	462	474
Cash at bank - insurance broking funds	-	-	2,257	-	-	2,257
Insurance broking creditors	-	-	(16,457)	-	(2,037)	(18,494)
Creditors	-	-	(237)	-	(249)	(486)
Taxation		-	(120)	(110)	47	(183)
Provision for liabilities and charges	(1,076)	(259)	-	-	-	(1,335)
	(1,076)	(259)	181	164	306	(684)
Goodwill	1,076	699	1,826	1,421	4,035	9,057
Cost of acquisition	-	440	2,007	1,585	4,341	8,373
Cost of acquisition comprised						
Cash	-	45	2,007	492	2,744	5,288
Deferred consideration	-	395	-	1,093	1,597	3,085
	-	440	2,007	1,585	4,341	8,373

Assets and liabilities of businesses acquired - summary

	Heath Lambert Latin America £'000	Jardine Lloyd Thompson LLC £'000	Heath Lambert Aviation UK £'000	Profund £'000	Other businesses £'000	**2004 £'000**	2003 £'000
Tangible fixed assets	1,297	111	-	93	-	**1,501**	723
Intangible assets	-	138	-	-	-	**138**	-
Investment in associated undertakings	-	-	-	-	(174)	**(174)**	117
Other fixed asset investments	571	27	-	-	-	**598**	30
Insurance broking debtors	15,230	16,220	-	-	122	**31,572**	89,595
Debtors	5,166	587	-	1,052	13	**6,818**	315
Cash at bank	826	474	-	-	803	**2,103**	66
Cash at bank - insurance broking funds	5,005	2,257	-	-	-	**7,262**	9,433
Investments and deposits - own	830	-	-	-	-	**830**	-
Insurance broking creditors	(20,328)	(18,494)	-	-	(177)	**(38,999)**	(101,589)
Creditors	(2,146)	(486)	-	(2,957)	(383)	**(5,972)**	(466)
Term loans	(153)	-	-	-	-	**(153)**	-
Finance leases	(3)	-	(25)	-	-	**(28)**	-
Taxation	292	(183)	-	-	(30)	**79**	(50)
Provision for liabilities and charges	(15)	(1,335)	(1,800)	-	-	**(3,150)**	(2,785)
Minority interests	(1,909)	-	-	-	(174)	**(2,083)**	2,418
	4,663	(684)	(1,825)	(1,812)	-	**342**	(2,193)
Goodwill	30,448	9,057	1,899	10,124	4,472	**56,000**	70,235
Cost of acquisition	35,111	8,373	74	8,312	4,472	**56,342**	68,042
Cost of acquisition comprised							
Cash	27,670	5,288	74	8,312	2,768	**44,112**	15,200
Deferred consideration	8,127	3,085	-	-	1,704	**12,916**	52,842
Deferred proceeds due from minority shareholders	(686)	-	-	-	-	**(686)**	-
	35,111	8,373	74	8,312	4,472	**56,342**	68,042

10. Notes to the Consolidated Cashflow Statement cont'd

(d) Acquisitions cont'd

Except as disclosed above all assets and liabilities are stated at their fair value, no adjustment has been made to their book value. Due to the proximity of the acquisition of Heath Lambert - Latin American companies to the year end, the fair value adjustments relating to these acquisitions are provisional.

During the period a total amount of £42,248,000 (2003: nil) was paid in respect of deferred consideration arising on acquisitions completed in 2003. The total cash payment made in the period in respect of acquisitions is therefore £86,360,000 (2003: £15,200,000).

(e) Disposals

During the year the following disposals were completed.

Assets and liabilities of businesses sold	Intermediary Insurance Services Inc £'000	Other businesses £'000	**2004 £'000**	2003 £'000
Intangible assets	329	-	**329**	256
Tangible assets	91	-	**91**	-
Investments in associates	-	-	**-**	157
Debtors	51	-	**51**	-
Investments and deposits - insurance broking funds	2,069	-	**2,069**	-
Cash at bank - insurance broking funds	3,479	-	**3,479**	-
Cash at bank	10	-	**10**	-
Insurance broking creditors	(4,878)	-	**(4,878)**	-
Creditors	77	-	**77**	-
	1,228	-	**1,228**	413
(Loss)/Gain on disposal	(1,174)	445	**(729)**	(271)
	54	445	**499**	142
Goodwill previously written off	75	-	**75**	-
Proceeds	129	445	**574**	142

All proceeds were received in cash.

11. Pensions

As explained in note 2 on pages 15 and 16 the Group has adopted Financial Reporting Standard 17 (Retirement Benefits)(FRS 17). The Group operates a number of pension schemes throughout the world, the most significant of which are of the defined benefit type and operate on a funded basis. The two principal pension schemes are the Jardine Lloyd Thompson Pension Scheme in the UK and the JLT (USA) Employee Retirement Plan.

The pension costs for the year are comprised as follows:

	2004			2003 restated		
	UK £'000	**Overseas £'000**	**Total £'000**	UK £'000	Overseas £'000	Total £'000
Defined benefit schemes	**11,895**	**814**	**12,709**	11,490	856	12,346
Defined contribution schemes	**923**	**6,359**	**7,282**	782	5,183	5,965
	12,818	**7,173**	**19,991**	12,272	6,039	18,311

11. Pensions cont'd

The principal assumptions used in the valuations as at 31st December 2004 and prior years were as follows:

	UK Scheme			US Scheme		
	2004	2003	2002	2004	2003	2002
Rate of increase in salaries	4.10%	4.00%	3.75%	4.50%	4.50%	4.50%
Rate of increase of pensions in payment (retail prices limited to 5% per annum*)	2.60%	2.50%	2.25%	n/a	n/a	n/a
Discount rate	5.50%	5.60%	5.75%	6.00%	6.25%	6.75%
Inflation rate	2.60%	2.50%	2.25%	3.00%	3.00%	3.00%
Revaluation rate for deferred pensioners	2.60%	2.50%	2.25%	n/a	n/a	n/a

* Provision has been made for alternative pension increase guarantees where appropriate.

On the basis of the above assumptions, the amounts that have been charged in respect of the defined benefit arrangements to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended 31st December 2004 and prior year (restated) before adjustment for tax are set out below:

Year ended 31st December 2004	UK £'000	USA £'000	**Total £'000**
Operating profit			
Current service cost	(11,861)	(893)	**(12,754)**
Past service cost	(34)	-	**(34)**
Total charge to operating profit	(11,895)	(893)	**(12,788)**
Other amounts charged to profit and loss account			
Gain on curtailment	-	79	**79**
Finance income			
Expected return on post employment scheme assets	18,127	1,683	**19,810**
Interest on post employment plan liabilities	(19,273)	(1,532)	**(20,805)**
Net (charge)/credit to finance income	(1,146)	151	**(995)**
Loss before taxation	(13,041)	(663)	**(13,704)**
Consolidated statement of total recognised gains and losses			
Actual return less expected return on post employment plan assets	2,490	(394)	**2,096**
Experience gains and (losses) arising on the plan liabilities	(1,714)	(165)	**(1,879)**
Changes in assumptions underlying the present value of the plan liabilities	(11,474)	(916)	**(12,390)**
Actuarial loss recognised in consolidated statement of total recognised gains and losses	(10,698)	(1,475)	**(12,173)**

11. Pensions cont'd

Year ended 31st December 2003	UK £'000	USA £'000	Total £'000
Operating profit			
Current service cost	(11,435)	(856)	(12,291)
Past service cost	(55)	-	(55)
Total charge to operating profit	(11,490)	(856)	(12,346)
Finance income			
Expected return on post employment scheme assets	11,838	1,714	13,552
Interest on post employment plan liabilities	(15,747)	(1,609)	(17,356)
Net (charge)/credit to finance income	(3,909)	105	(3,804)
Loss before taxation	(15,399)	(751)	(16,150)
Consolidated statement of total recognised gains and losses			
Actual return less expected return on post employment plan assets	16,868	1,980	18,848
Experience gains and (losses) arising on the plan liabilities	(28,248)	104	(28,144)
Changes in assumptions underlying the present value of the plan liabilities	(19,015)	(1,664)	(20,679)
Actuarial loss recognised in consolidated of total recognised gains and losses	(30,395)	420	(29,975)

Movement in deficit during the year ended 31st December 2004	UK £'000	USA £'000	**Total £'000**
Deficit in schemes at beginning of the year	(156,963)	(4,410)	**(161,373)**
Exchange adjustments	-	405	**405**
Current service cost	(11,861)	(893)	**(12,754)**
Past service cost	(34)	-	**(34)**
Curtailment cost	-	79	**79**
Cash contributions	65,353	479	**65,832**
Other finance income	(1,146)	151	**(995)**
Actuarial loss	(10,698)	(1,475)	**(12,173)**
Deficit in schemes at end of the year	(115,349)	(5,664)	**(121,013)**
Related deferred tax asset	45,854	1,926	**47,780**
Net pension liability	(69,495)	(3,738)	**(73,233)**

Movement in deficit during the year ended 31st December 2003	UK £'000	USA £'000	Total £'000
Deficit in schemes at beginning of the year	(121,164)	(4,593)	(125,757)
Exchange adjustments	-	514	514
Current service cost	(11,435)	(856)	(12,291)
Past service cost	(55)	-	(55)
Cash contributions	9,995	-	9,995
Other finance income	(3,909)	105	(3,804)
Actuarial loss	(30,395)	420	(29,975)
Deficit in schemes at end of the year	(156,963)	(4,410)	(161,373)
Related deferred tax asset	47,089	1,499	48,588
Net pension liability	(109,874)	(2,911)	(112,785)

12. The financial information contained in this preliminary announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results for the year ended 31st December 2004 are unaudited and statutory accounts have not yet been delivered to the Registrar of Companies.

13. Statutory accounts for the year ended 31st December 2004 will be posted to shareholders no later than 21st March 2005 and delivered to the Registrar of Companies following the Annual General Meeting on 28th April 2005.

14. The shareholders entered in the Register of Members at 4.00pm on 29th March 2005 will be entitled to the proposed final dividend of 12p per share which will, subject to approval at the Annual General Meeting to be held on 28th April 2005, be payable on 29th April 2005.

15. Copies of the preliminary press release (and statutory accounts when available) may be obtained from the Secretary, Jardine Lloyd Thompson Group plc, 6 Crutched Friars, London EC3N 2PH.